15047336

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWFS Equities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Second Floor - 8525 East Orchard Road
(No. and Street)

Greenwood Village (City) Colorado (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alex Thompson (303) 737-2347
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Suite 3600 - 555 Seventeenth St (Address) Denver (City) Colorado (State) 80202-3942 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary C. Maiers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWFS Equities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

AMY THROLSON
NOTARY PUBLIC
STATE OF COLORADO
20124034355
Exr 6/1/16

Mary Maiers
Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT-WEST
FINANCIAL
Bright tomorrows begin today.

GWFS Equities, Inc.
(a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

(SEC I.D. No. 8-33854)
Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2014 and Report of Independent Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT



GWFS Equities, Inc.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of GWFS Equities, Inc. (the "Company") (a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company) as of December 31, 2014, and the related statements of income, changes in stockholder's equity, cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of GWFS Equities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company, as portions of certain expenses represent allocations made from affiliates.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether

the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2015

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Financial Condition

December 31, 2014

Assets		
Current assets:		
Cash	$	4,969,846
Cash segregated under federal regulations		1,170,148
Short-term investments (amortized cost of $6,723,438)		6,723,438
Investment income due and accrued		24,595
Administration fees receivable		69,238,232
Other assets		34,863
Total current assets		82,161,122
Fixed maturity investments, at fair value (amortized cost of $8,809,424)		8,880,964
Total assets		91,042,086
Liabilities and stockholder's equity		
Current liabilities:		
Accounts payable and accrued expenses		1,590,304
Due to parent and affiliates		75,708,270
Total current liabilities		77,298,574
Deferred income taxes		25,043
Total liabilities		77,323,617
Commitments and contingencies (see Note 7)		
Stockholder's equity:		
Common stock, no par value; 10,000 shares authorized; 4,000 shares issued and outstanding		2,200,000
Additional paid-in capital		11,451,105
Retained earnings		67,364
Total stockholder's equity		13,718,469
Total liabilities and stockholder's equity	$	91,042,086

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Income

Year Ended December 31, 2014

Revenues:		
Administration fees	$	366,186,507
Investment income		215,849
Total revenues		366,402,356
Expenses:		
Service level agreement expenses		366,180,675
General and administrative expenses		165,248
Total expenses		366,345,923
Income before income taxes		56,433
Income tax expense		23,914
Net income	$	32,519

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Stockholder's Equity

Year Ended December 31, 2014

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2014	4,000	$ 2,200,000	$ 11,451,105	$ 34,845	$ 13,685,950
Net income				32,519	32,519
Balance, December 31, 2014	4,000	$ 2,200,000	$ 11,451,105	$ 67,364	$ 13,718,469

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net income	$	32,519
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of premium (discount) on investments		27,896
Net unrealized gains on investments		(71,540)
Deferred income taxes		25,043
Changes in operating assets and liabilities:		
Cash segregated under federal regulation		(933,461)
Administration fees receivable		(16,904,478)
Investment income due and accrued		(24,595)
Other assets		79
Accounts payable and accrued expenses		1,261,216
Due to parent and affiliates		20,174,023
Net cash provided by operating activities		3,586,702
Cash flows from investing activities:		
Proceeds from sales, maturities and redemptions of investments:		
Fixed maturities		461,190
Purchases of investments:		
Fixed maturities		(9,298,510)
Net change in short-term investments		8,689,710
Net cash used in investing activities		(147,610)
Net increase in cash		3,439,092
Cash, beginning of year		1,530,754
Cash, end of year	$	4,969,846
Supplemental disclosure of cash flow information:		
Net cash received during the year for:		
Income taxes	$	284,290

See notes to financial statements.

1. Organization, Basis of Presentation and Significant Accounting Policies

Organization

GWFS Equities, Inc. (the "Company" or "GWFS") is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"). GWL&A is a direct wholly-owned subsidiary of GWL&A Financial Inc. ("GWL&A Financial"), a holding company formed in 1998. GWL&A Financial is a direct wholly-owned subsidiary of Great-West Lifeco U.S. Inc. ("Lifeco U.S.") and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"), a Canadian holding company.

The Company acts as a non-clearing broker-dealer and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") as a limited Investment Company/Variable Contract broker-dealer. It is not registered as a General Securities firm and, as such, does not hold brokerage customer accounts or securities. The Company operates pursuant to the exemptions from SEC Rule 15c3-3. Section k(2)(i) of that rule exempts broker-dealers that do not carry margin accounts, that promptly transmit all customer fund and securities received in connection with their activities as broker-dealers, and that effect all customer receipts and disbursements through a bank account designated as a special account for the benefit of customers.

Basis of Presentation

The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Summary of significant accounting policies

Cash

Cash includes only amounts in demand deposit accounts.

Cash segregated under federal regulations

At December 31, 2014, the Company had on deposit $1,170,148 in an account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Short-term investments

Short-term investments include securities purchased with investment intent and with initial maturities of one year or less. They include securities carried at fair value which is approximated from amortized cost as well as include highly liquid money market securities that are traded in an active market and are carried at fair value.

Fixed maturity investments

The Company holds fixed maturity investments which are carried at fair value with changes in fair value reported in investment income. Included in investment income are unrealized gains of $71,540 on fixed maturity investments still held at December 31, 2014. Premiums and discounts are recognized as a component of investment income using the effective interest method.

The recognition of income on certain investments is dependent upon market conditions, which may result in prepayments and changes in the amounts to be earned. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

Administration fees receivable

Administration fees receivable include earned mutual fund service fees and fees for other asset-based financial services that were provided to individual and institutional clients by the Company on behalf of the funds.

Fair value

Certain assets are recorded at fair value on the Company's statement of financial condition. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Company categorizes its assets measured at fair value on a recurring basis into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's assets recorded at fair value on a recurring basis have been categorized based upon the following fair value hierarchy:

- Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date. Financial assets utilizing Level 1 inputs include certain money market funds.

- Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals. The fair values for some Level 2 securities are obtained from pricing services. The inputs used by the pricing services are reviewed at least quarterly or when the pricing vendor issues updates to its pricing methodology. For fixed maturity investments, inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, evaluated bids, offers and reference data including market research publications. Additional inputs utilized for assets classified as Level 2 are:

  - Short-term investments - valued based on amortized cost with consideration of issuer credit quality.
  - U.S. Agency Pools - FINRA reported trades, To Be Announced ("TBA") prices and monthly payment information.

- Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset.

Overall, transfers between levels are attributable to a change in the observability of inputs. Assets and liabilities are transferred to a lower level in the hierarchy when a significant input cannot be corroborated with market observable data. This may occur when market activity decreases and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred to a higher level in the hierarchy when circumstances change such that a significant input can be corroborated

with market observable data. This may be due to a significant increase in market activity including recent trades, a specific event, or one or more significant input(s) becoming observable. All transfers between levels are recognized at the beginning of the reporting period in which the transfer occurred.

The policies and procedures utilized to review, account for and report on the value and level of the Company's securities were determined and implemented by the Finance division. The Investments division is responsible for the processes related to security purchases and sales and provides valuation and leveling input to the Finance division when necessary. Both divisions within the Company have worked in conjunction to establish thorough pricing, review, approval, accounting and reporting policies and procedures around the securities valuation process.

Due to parent and affiliates

Due to parent and affiliates represents non-interest bearing amounts which are limited to proceeds of administration fees collected and due upon receipt of such fees.

Administration fees

Administration fees are recognized when earned and include mutual fund service fees and fees for other asset-based financial services provided to individual and institutional clients by the Company on behalf of the funds. The Company earns mutual fund service fees for shareholder and administration services based upon the daily balances of client assets invested in the funds or participant counts. Administration fees may vary with changes in the balances of client assets due to market fluctuations or client activity.

Investment income

Interest income from fixed maturities is recognized when earned. Realized investment gains and losses are reported as a component of investment income and are determined on a specific identification basis.

Income taxes

The Company is included in a consolidated income tax return filed by Lifeco U.S. Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized. The effect on deferred taxes from a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is consolidated in a Form 10-K which is filed by its parent company, GWL&A, and includes GWL&A's subsidiaries ("10K Group"). For financial reporting purposes, the 10K Group accounts for income taxes based on the separate return method. Under this method, current and deferred income tax expense or benefit for the period is determined on a stand-alone basis. The Company accounts for income taxes on the modified separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis but consideration is given to taxable income or losses from other members of the Non-life Subgroup in evaluating the realizability of its deferred tax assets.

The method of settling income tax payables and receivables among the US consolidated group is subject to a written agreement ("Tax Sharing Agreement") approved by the Board of Directors, whereby settlement is made on a separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the Non-life Subgroup which can lead to receiving a payment when none would be received from the jurisdiction had a real separate company return been required. As such, the Company recognizes a current tax benefit to the extent that net operating

losses off-set taxable income of affiliates. Losses that are not utilized create a deferred tax asset which has a full valuation allowance on current and prior year unused losses.

2. Application of Recent Accounting Pronouncements

Future adoption of new accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU No. 2014-09"). The update outlines a comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the model requires that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The update also requires increased disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In adopting ASU No. 2014-09, the Company may use either a full retrospective or a modified retrospective approach. The update is effective for nonpublic business entities for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this update on its financial statements.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40).* The update will require management to evaluate whether there is substantial doubt about the Company's ability to continue as a going concern. If there is substantial doubt about the Company's ability to continue as a going concern, the Company will be required to disclose that fact, along with managements' evaluation of the effectiveness of its plan to alleviate that doubt. The update defines substantial doubt as when it is probable that the Company will be unable to meet its obligations as they become due within one year of the date the financial statements are issued. The assessment and disclosure requirements, if applicable, will be required quarterly. The update is effective for the annual period ending after December 15, 2016, and for interim and annual periods thereafter. The Company does not expect this update to have an impact on the Company's financial statements.

3. Fair Value Measurements

Recurring fair value measurements

The following table presents the Company's financial assets carried at fair value on a recurring basis by fair value hierarchy category:

	Assets measured at fair value on a recurring basis			
	December 31, 2014			
Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities:				
U.S. agencies	$ —	$ 8,880,964	$ —	$ 8,880,964
Short-term investments	423,569	6,299,869	—	6,723,438
Total assets	$ 423,569	$ 15,180,833	$ —	$ 15,604,402

The methods and assumptions used to estimate the fair value of the Company's financial assets carried at fair value on a recurring basis are as follows:

Fixed maturity investments

The fair values for fixed maturity investments are based upon market prices from independent pricing services. Fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty.

Short-term investments

The amortized cost of short-term investments is a reasonable estimate of fair value due to their short-term nature and high credit quality of the issuers. The fair value of highly liquid money market securities, also included in short-term investments, is based upon exchange close market prices.

4. Related Party Transactions

The Company provides recordkeeping and administrative services for certain affiliates and receives corporate support and administrative services from certain affiliates as outlined in the table below:

Description	Related Party	Year Ended December 31, 2014	Statement of Income Location
Provided trading services to certain underlying funds and/or mutual funds of and on behalf of its affiliates and earned administration fees. Passed revenue through to affiliates and did not retain any payment for these services.	GWL&A Great-West Life & Annuity Insurance Company of New York [1] Great-West Trust Company, LLC [1] Great-West Financial Retirement Plan Services [1] FASCore, LLC [1] Emjay Corporation [1]	$366,180,675	Service level agreement expenses
Provided shareholder and administration services. At December 31, 2014, the Company had an outstanding accounts receivable balance from Great-West Funds for $541,182.	Great-West Funds, Inc. [2]	5,757,040	Administration fees
Provided shareholder and administration services. At December 31, 2014, the Company had an outstanding accounts receivable balance from Putnam for $630,502.	Putnam Investments, LLC [3]	2,097,757	Administration fees

[1] A wholly-owned subsidiary of GWL&A
[2] An open-end management investment company, which is an affiliate of GWL&A
[3] A wholly-owned subsidiary of Lifeco U.S.

Additionally, in accordance with the administrative services agreement, GWL&A incurred $9,359,880 in general expenses on behalf of the Company, primarily related to salaries and benefits, investment expenses, and legal fees. These expenses were not allocated to the Company but were retained by GWL&A in accordance with the administrative services agreement.

Based on the relationships discussed above, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

5. Income Taxes

The expense for income taxes is comprised of the following for the year ending December 31, 2014:

Current	$	(1,129)
Deferred		25,043
Total income tax expense	$	23,914

The following table presents a reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate for the year ended December 31, 2014:

Statutory federal income tax rate	35.0%
Income tax effect of:	
State income taxes net of federal benefit	1.8%
Valuation allowance	5.6%
Effective federal income tax rate	42.4%

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2014 are as follows:

Non-current		Deferred tax asset		Deferred tax liability
Investments	$	—	$	(25,043)
Net operating loss carryforward		87,780		—
Less: valuation allowance		(87,780)		—
Total non-current deferred taxes	$	—	$	(25,043)

The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years 2010 and prior. Tax years 2011 through 2013 are open to federal examination by the Internal Revenue Service. The Company does not expect significant increases or decreases to unrecognized tax benefits relating to federal, state or local audits.

Included in due from parent and affiliates at December 31, 2014 is $1,811 of income taxes receivable from affiliates related to the consolidated income tax return filed by Great-West Lifeco US Inc. and certain subsidiaries.

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission. The Company computes net capital in accordance with the Alternative standard as prescribed under Rule 15c3-1(a)(1)(ii). The Alternative standard requires minimum net capital of $250,000 or 2% of aggregate debit items, whichever is greater. Rule 15c3-1 also prohibits withdrawals of equity or the payment of dividends if net capital would be less than 120% of the minimum requirement or if net capital would be less than 5% of aggregate debit items. At December 31, 2014, the Company had net capital of $10,198,603 which was $9,948,603 in excess of its required net capital of $250,000.

7. Commitments and Contingencies

From time to time, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations or cash flows.

The Company has been named in an arbitration by an external wholesaler in the financial institutions market ("wholesaler"). The wholesaler was terminated during September 2012. The Company asserts that the wholesaler was terminated for violating the Code of Business Conduct and Ethics and the Company's expense policies. In September 2013, the wholesaler filed a FINRA arbitration in which he demanded unspecified damages. The Company has responded to that demand and an arbitration panel has been appointed. The arbitration is expected to occur during mid 2015. The Company has strong defenses to the action. The plaintiff has not yet made a monetary demand, and based on the limited discovery allowed in FINRA arbitrations, plaintiff has not been required to specify damages. Hence, an estimate of liability cannot be made at this time.

8. Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through February 26, 2015, the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2014

Net Capital		
Total stockholder's equity	$	13,718,469
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital	$	13,718,469
Deduct non-allowable assets		(3,059,401)
Net capital before haircuts on securities positions (tentative net capital)	$	10,659,068
Deduct haircuts on securities		(460,465)
Net Capital	$	10,198,603
Alternate net capital requirement		
Minimum dollar net capital requirement of reporting broker or dealer	$	250,000
Excess net capital		9,948,603
Net capital in excess of 120% of the minimum net capital requirement		9,898,603

There were no material differences between the computation of net capital above as compared to amounts reported by GWFS Equities, Inc. in its unaudited Form X-17a-5 Part IIA as of December 31, 2014, filed with the Financial Industry Regulatory Authority, Inc. on January 26, 2015.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Determination of Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Information Relating to the Possession or Control for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2014

The Company is exempt from the possession or control requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
Greenwood Village, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GWFS Equities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2015

GWFS Equities, Inc.

8515 East Orchard Road
Greenwood Village, Colorado
80111

The Exemption Report

We as members of management of GWFS Equities, Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)*(2)(i)*. We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(2)(i)* and (2) we met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception.

Signature

Mary Maiers

Treasurer